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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                    FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF

                 SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                CHICO'S FAS, INC.
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             (Exact Name of Registrant as Specified in Its Charter)

                 Florida                                 59-2389435
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


 11215 Metro Parkway, Fort Myers, Florida                  33912
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 (Address of Principal Executive Offices)                (Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act Registration Statement file number to which this form relates:

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(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of Each Exchange on Which Each
Title of Each Class to be so Registered          Class is to be Registered
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              Common Stock                        New York Stock Exchange

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Securities to be registered pursuant to Section 12(g) of the Act:  None













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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

         The class of securities to be registered hereby is the common stock, par value $0.01 per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Company").

         Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

         Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding and subject to the dividend restrictions in the Company's credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock.

         Since the completion of its initial public offering in 1993 and transactions associated therewith, the Company has paid no cash dividends and intends to continue this practice for the foreseeable future, retaining earnings, if any, for the future operation and expansion of the Company's business. Any determination to pay dividends in the future is at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, any contractual restrictions and other factors deemed relevant by the Board of Directors.

PREFERRED STOCK

         The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Registration Statement, the Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

         The Company's Amended and Restated Articles of Incorporation provide that special meetings of stockholders may be called only by (1) holders of not less than 25% of the outstanding Common Stock or (2) the Chairman of the Board, the President or a majority of the Board of Directors.

         The Company's Amended and Restated Articles of Incorporation provide for a classified Board of Directors and permit removal of directors only for cause.

         The Company's Amended and Restated Articles of Incorporation establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders' meetings. Notice of stockholder proposals and director nominations must be given timely in writing to the Secretary of the Company prior to the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to stockholder proposals


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and elections to be held at the annual meeting, not less than 60 days prior to the date of the meeting at which the director(s) are to be elected; provided, however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received, not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to stockholders or public disclosure of the date of such meeting is made.

         Notice to the Company from a stockholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the stockholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a stockholder's proposal or nomination is not made in accordance with the procedures set forth in the Amended and Restated Articles of Incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for stockholder proposals contained in the Company's bylaws does not restrict a stockholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended.

         In addition, the Amended and Restated Articles of Incorporation provide that stockholders may only take action at a duly called and held meeting and may not take action by written consent.

         The preceding provisions of the Amended and Restated Articles of Incorporation may only be changed upon the affirmative vote of holders of 66 2/3% of the outstanding Common Stock.

         The provisions of the Company's Amended and Restated Articles of Incorporation summarized in the preceding four paragraphs and the provisions of Florida's Business Corporation Act described in "Certain Provisions of Florida Law," may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons from or make it more difficult for other persons to make tender offers or acquisitions of substantial amounts of the Company's Common Stock or from launching other takeover attempts that a stockholder might consider in such stockholder's best interest, including those attempts that might result in the payment of a premium over the market price for the Common Stock held by such stockholder.

CERTAIN PROVISIONS OF FLORIDA LAW

         The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its bylaws. The Company has not elected to opt out of these provisions. The Common Stock of the Company is subject to the "affiliated transaction" and "control-share acquisition" provisions of the Florida Business Corporation Act, Sections
607.0901 and 607.0902, Florida Statutes, respectively. These provide that, subject to certain exceptions, an "affiliated transaction" must be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" and that "control Shares" acquired in specified control-share acquisitions have voting rights only to the extent conferred by resolution approved by shareholders, excluding holders of shares defined as "interested shares."

ITEM 2.  EXHIBITS.
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         Not applicable.




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CHICO'S FAS, INC.

                                            BY: /s/ CHARLES J. KLEMAN
                                           ------------------------------------
                                            NAME: CHARLES J. KLEMAN

                                            TITLE: EXECUTIVE VICE PRESIDENT -
                                            FINANCE, CHIEF FINANCIAL OFFICER,
                                            AND SECRETARY

DATE:   APRIL 4, 2001



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